Kenneth J. Rollins

+1 858 550 6136

krollins@cooley.com

November 10, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Schwartz, Lisa Vanjoske and Tracey McKoy

Re:	Silverback Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted October 2, 2020

CIK No. 0001671858

Ladies and Gentlemen:

On behalf of Silverback Therapeutics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated October 28, 2020 (the “Comment Letter”), relating to the above referenced confidential Draft Registration Statement on Form S-1 (the “DRS”).

In response to the Comments, the Company has revised the DRS and is publicly filing via EDGAR a revised Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1, Submitted October 2, 2020

Prospectus Summary, page 1

1.

Balance your disclosure in the first sentence on page 1 by clarifying that you have only one product candidate in early clinical stage. In addition, please revise your statement on page 4 that a key element to your business strategy is to “[a]dvance SBT6050 through development and seek expedited approval,” as well as any similar references, including on page 110, to avoid any implication that you have the ability to accelerate FDA approvals and commercialization of your product. Please also revise to explain the meaning of your statement on page 110 that you “are pursuing clinical development strategies that demonstrate proof-of-concept early.” We note that it is not clear from your Business discussion how you intend to seek accelerated approval for your product candidates.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 1, 4 and 114 of the Registration Statement and throughout the Registration Statement where applicable.

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Page Two

2.

In the pipeline table on page 2, which also appears on pages 90 and 108, please tell us why you believe you should include two arrows for SBT6050 given that your narrative description of the Phase 1 trial in the Business section indicates that there is only one Phase 1 trial, and so the two arrows merely represent different parts of the same trial. We also note that the combination with PD-1 inhibitor aspect of the SBT6050 program is not described in the Summary, nor is PD-1 defined in the Summary. Please also tell us why you believe the TLR8 agonist program and ASGR1-TGFß agonist program should be included in the pipeline table given they are in the early pre-clinical phase, the selected targets remain undisclosed, and your narrative disclosure only briefly discusses these programs.

Response: In response to the Staff’s comment seeking an explanation regarding the inclusion of two arrows for SBT6050 the Company notes that the two arrows for SBT6050 are separate parts of one trial and data from these two parts represent proof of concept for two separate mechanisms of the drug candidate and support different potential development paths. Additionally, given pembrolizumab is a foundational immuno oncology therapy that is approved in eight of the 11 tumor types the Company may pursue, it is essential to test it in combination with SBT6060 if the Company intends to pursue earlier lines of therapy where pembrolizumab is integrated into the standard of care. Additionally, due to the increased risk when combining two immuno oncology agents, the Company also believes it is important to determine the safety profile of SBT6050 in combination with pembrolizumab, which could look different from SBT6050 alone. Further, the Company believes the inclusion of the two arrows for SBT6050 in the pipeline table is important as it helps to inform investors of the distinction of the differing inclusion criteria and study objectives for the monotherapy and combination therapy parts of the study, including the fact that the Company has different sets of catalysts and timing for the monotherapy and combination arms, as investors may be interested in both parts for various reasons.

Activity data in the single-agent part of the study demonstrates the ability of myeloid cell activation to mediate antitumor activity alone, and supports potential single arm accelerated approval trials in high unmet-need settings.

Activity data in combination with pembrolizumab demonstrates the ability of SBT6050 to render tumors sensitive to PD-1 blockade. The majority of solid tumors do not respond to immune checkpoint inhibitors, and even those that initially do respond may develop resistance. SBT6050 addresses the key mechanisms of resistance, by increasing PD-L1 expression in tumors, activating dendritic cells which present antigens to lymphocytes, and by recruiting T-cells and other inflammatory cells into the tumor microenvironment. Demonstration of activity in combination with pembrolizumab, above the level expected with pembrolizumab alone, supports an add-on approach in potential clinical trials, for example in a setting where PD-1 inhibitors are already approved but outcomes could be improved.

The Company believes the differences between these two development approaches are important, and accordingly has attempted to reflect this by depicting two bars within the same program row.

In response to the Staff’s comment regarding the definition of “PD-1”, the Company has revised its disclosure as requested on page 4 of the Registration Statement.

In response to the Staff’s comment regarding the Company’s pipeline table (the “Pipeline Table”), the Company has revised its disclosure on pages 2 to 3 of the Registration Statement and throughout the Registration Statement where applicable to remove its TLR8 agonist program and ASGR1-TGFß agonist program (the “Other Programs”) from the Pipeline Table and, similar to

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Page Three

several other recently public clinical-stage biopharmaceutical companies, has included in the Registration Statement a separate chart summarizing the Other Programs (the “Other Program Table”). The Company believes that it is appropriate to include the Other Program Table separate from the Pipeline Table as part of the Use of Proceeds is designated to be used to fund other research and development activities which includes the Other Programs, and the Other Programs are relevant to an investor’s understanding of the Company’s longer term strategy and approach, including the potential for, and types of, additional development programs that may result from the Company’s discovery efforts utilizing its ImmunoTAC Platform. To that end, the Company previously included detailed disclosure regarding the Other Programs in the Business Section of the DRS, which is also included on pages 140 to 143 of the Registration Statement.

3.

You state that SBT6050 is intended to target tumors such as certain breast, gastric and non-small cell lung cancers, “among others.” However, your pipeline table shows that the targeted indications are breast, gastric, and NSCLC. Please revise your disclosures here, and elsewhere in your prospectus as appropriate, to clarify the intended target indications for this product candidate.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 1 of the Registration Statement and throughout the Registration Statement where applicable.

4.

Please expand your statement on page 3 that Nectin4 has been clinically validated by Seattle Genetics to explain that another product targeting Nectin4 was approved, and state the product’s intended indication, as you more clearly explain on page 126.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 3 to 4 of the Registration Statement.

5.

We note the following statements that appear on pages 1 and 3 and elsewhere referring to “[s]ingle agent pharmacological activity” in the first dose-escalation cohort of your Phase 1 trial. Please remove these statements from the Summary as your discussions of trials in the Summary should be limited to endpoints and serious adverse events. In addition, in the Business section on page 125, please clarify what type of pharmacological activity consistent with the potential mechanism of action has been observed, and also disclose how many patients are referenced by the statement, how many doses were received by those presenting such activity, the dosage amounts received by those patients, and the meaning of “where data are available.”

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 1, 3 and 130 of the Registration Statement and throughout the Registration Statement where applicable.

6.	Please incorporate the definition of functional cure from page 129 on page 4.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 4 of the Registration Statement.

7.

Balance your statement in the second bullet on page 4 that you intend to advance SBT6050 into “earlier lines of therapy” by also disclosing that you do not expect to initially seek approval of your product candidates as a first line therapy, as you indicate on page 27, or advise.

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November 10, 2020

Page Four

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 4 of the Registration Statement.

Risks Associated with Our Business, page 5

8.

Expand on the penultimate bullet to discuss specifics of how the COVID-19 pandemic has already affected your trials. For example, you state on page 39 that some of your trial sites have slowed down or stopped further enrollment of new patients and denied access to site monitors. Please also similarly revise to provide specifics in your disclosures on pages 91- 92.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 5 and 94 of the Registration Statement.

Implications of Being an Emerging Growth Company and Smaller Reporting Company, page 6

9.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that has been or will be used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials have only been and will only be made available for viewing by potential investors during the Company’s presentations, and no copies have been or will be retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement.

Risk Factors

If we are required by the FDA to obtain approval of a companion diagnostic test, page 25

10.

You state that separate FDA approval may be needed for a companion diagnostic test. Please explain whether there are currently any existing companion diagnostic tests available to be used in connection with your product candidate, and if there are not, please revise to clarify that separate approval would be required, or advise. Please also add a bullet to your summary risks disclosure on page 5 to explain that your product candidates will need companion diagnostic assays, and if there are currently no such existing tests, disclose that these diagnostic tests will need to be separately developed and approved.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 5 and 26 of the Registration Statement and throughout the Registration Statement where applicable.

Our principal stockholders and management own a significant percentage of our stock, page 65

11.

We note your statement that a significant percentage of your voting stock will be owned by directors, officers and five percent stockholders and their affiliates upon closing of the offering. Please revise this risk factor to clarify whether the percentage ownership disclosed assumes the purchase of any shares in the directed share program. In addition, please add risk factor disclosure where appropriate that several of your directors were appointed by your significant shareholders, as you discuss on page 166.

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November 10, 2020

Page Five

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 66 of the Registration Statement and throughout the Registration Statement where applicable.

Business

Lead Product Candidate SBT6050: TLR8 Agonist Conjugated to a HER2 Antibody, page 111

12.

On page 114 you state that HER2 expression is “prevalent in meaningfully large patient sub-populations in a wide variety of tumor types including breast, gastric, non-small cell lung, colorectal, bladder, uterine, pancreatic, head and neck, ovarian, esophageal, and gallbladder cancers, providing the potential to address a large HER2-expressing tumor agnostic market estimated to be more than 160,000 newly-diagnosed patients annually in the United States based in part on estimated prevalence rates.” Please provide the basis for this conclusion, including the estimated prevalence percentage rates, and such rates in breast, gastric and NSCLC patients, as your pipeline table indicates that your SBT6050 product candidate is intended for these indications.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 118 of the Registration Statement and throughout the Registration Statement where applicable.

13.

In your description of SBT6050-S in vitro studies in mice starting on page 118, please include the number of mice in the study and explain the meaning of “complete response rate” and mice being “cured” on page 121.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 124 and 126 of the Registration Statement and throughout the Registration Statement where applicable.

14.

Although your narrative lead-in to the figure at the bottom of page 119 references functional results of SBT6050 in human and SBT6050-S in mice, the line graph appears to show only results for mice. Please revise the graphic to display the human comparison or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 123 of the Registration Statement to clarify that (i) SBT6050 and SBT6050-S demonstrated similar in vitro potency, which is shown in the initial chart displaying EC50 (a measure of potency) and (ii) that the graphic displaying the Mouse Macrophages reflects that SBT6050-S is HER2-dependent, similar to SBT6050 as described on page 121 of the Registration Statement.

15.

Please revise the disclosure to provide the number of subjects for the mouse study results described on pages 120-121, explain whether the studies were powered to show statistical significance, and describe how they relate to the FDA’s standards of efficacy. Please also provide similar information for your SBT6290 study discussed on page 128.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 124 and 126 of the Registration Statement and throughout the Registration Statement where applicable.

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November 10, 2020

Page Six

16.	Please provide further details concerning the primate studies mentioned on page 122, including the number of subjects and duration.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 127 to 128 of the Registration Statement.

17.	In the description of your Phase 1/1b trial for SBT6050 on page 124, please clearly state the total anticipated number of participants for each of Part 1 and Part 3.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 129 and 130 of the Registration Statement.

18.

We note your statements on page 124 that the purpose of parts 2 and 4 of your Phase 1/1b trial is to “confirm the safety” of the RP2D for SBT6050. Please revise these and any similar statements throughout your prospectus that state or imply that your product candidates are safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 129 and 130 of the Registration Statement and throughout the Registration Statement where applicable.

19.

You mention HER2 IHC 2+ and 3+ overexpression, amplifications, and mutations in the addressable market data on page 125. Please explain the relevance of mutations to your SBT6050 product candidate. We note, for instance, on page 124 you only mention expressions and amplifications in describing the eligible patients for your Phase 1/1b trial. Please also disclose on page 126 the basis for your belief that SBT6050 may benefit more than 48,000 patients annually, and if used in earlier lines of treatment may benefit more than 160,000 patients annually.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 130 and 131 of the Registration Statement and throughout the Registration Statement where applicable.

20.

Please revise the disclosure to specifically explain the basis for believing that you could have product candidates for these applications shown in the graphic on page 135. Include descriptions of the pre-clinical trials conducted to date.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 141 of the Registration Statement.

SBT6290: TLR8 Agonist Conjugated to a Nectin4 Antibody, page 126

21.

On page 127 you state that Nectin4-expressing tumors as shown in the referenced figure represents “over 80,000 patients annually in early line settings and over 16,000 patients with relapsed or refractory cancer annually in the United States.” Please revise your narrative disclosure to clarify how the figure on page 127 reflects early line and relapsed or refractory cancer, given the legend states the figure shows incidence of Nectin4 expression and yearly deaths with Nectin4 expression in the United States, and the percentages in the graphic appear to mean that these amounts should be further reduced.

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November 10, 2020

Page Seven

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 132 of the Registration Statement and throughout the Registration Statement where applicable.

22.	Please further explain your lead-in disclosure to the graphics on page 128, including the significance of the vertical axis.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 133 of the Registration Statement.

SBT8230: TLR8 Agonist Conjugated to an ASGR1 Antibody, page 129

23.

Please label the vertical axis for the graphic at the top of page 131. In addition, revise your lead-in disclosures on page 133 to clarify the significance of the three charts on page 133 and the top chart on page 134, including defining AAV-HBV and explaining the vertical axes. Also disclose the number of mice in the studies, and whether the studies were powered for statistical significance.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 137 and 139 of the Registration Statement and throughout the Registration Statement where applicable.

Intellectual Property, page 140

24.	Please provide the foreign jurisdictions applicable to the patent and patent applications listed on pages 140-141.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 146 and 147 of the Registration Statement such that the disclosure specifically identifies the foreign jurisdictions related to the Company’s non-U.S. patent and patent application ownership that the Company currently views as potentially material.

Certain Relationships and Related Party Transactions, page 186

25.

On page 189 you state that shares under the directed share program will be offered to “certain” of your directors and officers. Please clarify if all of your directors and executive officers are eligible to participate in the program.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 9 and 196 of the Registration Statement.

Principal Stockholders, page 190

26.

We note that the last row of the principal stockholder table on page 191 reflects a total of 3,962,094 for all current executive officers and directors as a group, yet certain executive officers and directors are shown in the table as individually owning more than 3,962,094 shares. Please reconcile this discrepancy.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 198 of the Registration Statement.

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Page Eight

27.	Please revise the disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by each of your greater than five percent stockholders on page 191.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 198 and 199 of the Registration Statement.

Financial Statements

Notes to Financial Statements

Licensing Agreement, page F-25

28.

Please revise your disclosure regarding the WuXi license agreement to disclose the amount of upfront license fees paid. In addition, you state here “In the event the Company manufactures its commercial supplies of a product produced by the Licensed Cell Line using a manufacturer other than WuXi Bio or its affiliates, the Company will become obligated to pay WuXi Bio aggregate milestone payments, upon achievement of certain sales milestones, of up to the low eight figures.” Since an amount that is up to the low eight figures would be material, please revise to disclose the amount that may be paid. Please provide corresponding disclosures in the Business section.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 104, 145 and F-25 of the Registration Statement and throughout the Registration Statement where applicable.

*                *                 *

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Page Nine

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6136 or Charles S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our responses to the Comments.

Sincerely,

/s/ Kenneth J. Rollins
Kenneth J. Rollins Cooley LLP

cc:	Laura Shawver, Ph.D., Silverback Therapeutics, Inc.
Charles S. Kim, Cooley LLP
James Pennington, Cooley LLP
Brian J. Cuneo, Latham & Watkins LLP
Phillip S. Stoup, Latham & Watkins LLP

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